Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 19, 2009

Relating to Preliminary Prospectus Supplement dated May 18, 2009 and Prospectus dated April 27, 2007

Registration No. 333-142123

36,500,000 Shares

Common Shares

ISSUER FREE WRITING PROSPECTUS

Issuer:	Gastar Exploration Ltd.

Ticker / Exchange:	GST / NYSE Amex

YGA / Toronto Stock Exchange

Offering size:	36,500,000 common shares

Over-allotment option:	15%, or 5,475,000 common shares

Common stock outstanding after offering:	247,832,963 common shares, based on 211,332,963 common shares outstanding as of March 31, 2009.

This amount excludes 10,660,250 common shares issuable upon exercise of outstanding stock options, 10,232,521 common shares issuable upon exercise of outstanding warrants and 6,849,315 common shares issuable upon conversion of $30.0 million aggregate principal amount of convertible senior unsecured debentures due November 20, 2009.

In addition, under a 2005 common share purchase agreement, Chesapeake Energy Corporation, or Chesapeake, has the right immediately following this offering to maintain its approximately 16.0% equity interest in us, subject to certain conditions. Chesapeake has agreed to waive its preemptive right in connection with this offering.

Public offering price:	$0.400 per common share

Price to the Issuer:	$0.386 per common share

Net proceeds to the Issuer:

We will receive net proceeds from this offering of approximately $13.8 million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including for our announced 2009 capital expenditures. As of March 31, 2009, on an as adjusted basis to give effect to this offering, the application of the expected net proceeds as described above, and our post-March 31, 2009 repayment of $2.85 million of subordinated unsecured notes, we had $29.9 million of cash and cash equivalents on hand and we will need to raise an additional $56.1 million in order to fund our remaining 2009 exploration and development activities, working capital needs and meet the projected $47.3 million scheduled maturities in 2009. Please see “Prospectus Supplement Summary – Recent Financial Results and Outlook Upon Completion of Offering” in the preliminary prospectus supplement to which this free writing prospectus relates, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 and our Annual Report on Form 10-K for the year ended December 31, 2008.

Trade date:	May 19, 2009

Settlement date:	May 22, 2009

Sole book-running manager:	Johnson Rice & Company L.L.C.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND A PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING (504) 584-1231.